Exhibit (a) (5) (T)
SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER
     This Second Amendment to Agreement and Plan of Merger (“Second Amendment”) is made and entered into on this 30th day of August, 2010, by and among Portec Rail Products, Inc., a West Virginia corporation (the “Company”), L. B. Foster Company, a Pennsylvania corporation (“Parent”), and Foster Thomas Company, a West Virginia corporation and wholly owned subsidiary of Parent (“Acquisition Co.”).
INTRODUCTION
     A. The Company, Parent and Acquisition Co. have previously entered into an Agreement and Plan of Merger, dated as of February 16, 2010 (the “Merger Agreement”), whereby it has been agreed that Acquisition Co. will make a cash tender offer to acquire all of the Company’s outstanding shares of common stock, $1.00 par value per share, upon the terms and conditions set forth in the Merger Agreement and the offer documents filed with the Securities and Exchange Commission by Parent and Acquisition Co.
     B. Following the execution of the Merger Agreement, the parties received a request for additional information from the Antitrust Division of the Department of Justice (“DOJ”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and entered into a First Amendment to the Merger Agreement dated as of May 13, 2010 (the “First Amendment”) in order to enter into a Timing Agreement with the DOJ and to extend the Drop Dead Date among other matters.
     C. The parties have been unable to obtain federal antitrust clearance and believe that the DOJ will object to the acquisition of the Company by Parent unless the acquisition is conditioned upon the divestiture of certain lines of business whose products are manufactured in the Company’s Huntington, West Virginia plant.
     D. In order to close the Offer and complete the Merger, Parent and Acquisition Co. are willing to agree with DOJ to condition the acquisition of the Company on the divestiture of certain lines of business whose products are manufactured in the Company’s Huntington, West Virginia plant and the Company is willing to further extend the Drop Dead Date in exchange for Parent agreeing both to pay a fee to Company in the event that the Merger Agreement terminates, under certain circumstances, after the Drop Dead Date and to increase the Per Share Amount.
AGREEMENT
     Now, Therefore, in consideration of the foregoing premises hereby made a part of this Agreement, the mutual covenants and agreements contained herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound subject to the satisfaction of the conditions set forth herein, hereby agree as follows:

     1. Defined Terms. Terms not defined herein shall have the meaning ascribed thereto in the Merger Agreement as amended by the First Amendment.
     2. Increase in Per Share Amount. Clause B of the Introduction in the Merger Agreement is amended by replacing the amount $11.71 with the amount $11.80.
     3. Amendment to Definition of Company Material Adverse Effect. Clause (ix) of the proviso to the definition of Company Material Adverse Effect contained in Section 3.1(a) of the Merger Agreement is hereby amended in its entirety to read as follows:
     “(ix) any Permitted Divestiture (as hereafter defined) or any other divestiture by the Company pursuant to Section 6.2 of this Agreement.”
     4. Amendment to Section 6.5. The last sentence of Section 6.5 of the Merger Agreement is hereby amended to read in its entirety as follows:
     “Except for a Permitted Divestiture (as hereinafter defined), nothing contained in this Section or in this Agreement shall obligate the Parent or Acquisition Co. to agree to hold separate or to dispose of any assets or businesses of the Parent and its subsidiaries or of the Company and its Subsidiaries.”
     5. Amendment to Drop Dead Date. The Drop Dead Date, as defined in Section 8.1(c) of the Merger Agreement is hereby amended such that the Drop Dead Date shall now mean “the close of business on December 30, 2010. The parties agree, for purposes of clarity, that if the shares are accepted for payment on or prior to December 31, 2010, the Offer will be considered by both parties as completed as of December 31, 2010, and the tendering stockholders will be considered to be in constructive receipt of the Per Share Amount as of December 31, 2010, regardless of whether the stockholders or the transfer agent have actually received the Per Share Amount.”
     6. Amendment to Section 8.3(e) and (h). Section 8.3(e) of the Merger Agreement is hereby amended by the addition of the following sentence at the end thereof:
     “If (u) this Agreement is terminated pursuant to Section 8.1(c), (v) the Minimum Condition was satisfied as of the expiration of the Offer, (w) no order or decree was entered by a court of competent jurisdiction after August 30, 2010 which enjoined the Offer for any length of time in connection with a complaint, action or proceeding brought by one or more shareholders of Company (including, without limitation, any shareholder derivative action in the name or on behalf of Company), (x) Company was not at the time of termination of this Agreement in breach of any representation or warranty of the Company contained in this Agreement that is reasonably expected to result in a Company Material Adverse Effect or in material breach of any covenant of the Company contained in this Agreement, (y) no Company Superior Proposal has occurred, and (z) the Company had reasonably cooperated with Parent in Parent’s efforts to effectuate a Permitted Divestiture or any other divestiture by the Company pursuant to Section 6.2 of this Agreement (including taking all steps necessary to authorize a Permitted Divestiture or any other divestiture by the Company pursuant to Section 6.2 of this Agreement and, if requested by Parent, entering into an agreement with a third party buyer to effectuate a

Permitted Divestiture or any other divestiture by the Company pursuant to Section 6.2 of this Agreement and being prepared to consummate the transactions contemplated by such agreement subject to the proviso set forth in Section 6.2 of this Agreement), then a fee in immediately available United States Dollars in the amount of two million dollars ($2,000,000.00) shall be paid by the Parent to the Company within two (2) Business Days of termination.”
Section 8.3(h) of the Merger Agreement is hereby amended by deleting and replacing in its entirety the introductory phrase “If the Parent fails to pay when due the fee set forth at Section 8.3(e)” with the phrase “If the Parent fails to pay when due a fee set forth in Section 8.3(e)”.
     7. Amendment to Tender Offer Conditions. Condition (h) of Annex I, Conditions of the Offer, is hereby amended to read in its entirety as follows:
     “(h) any antitrust regulator or body having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or having required any action to be taken or otherwise having done anything or having enacted, made or proposed any statute, regulation, decision, order or change to published practice or there would be outstanding any statute, regulation, decision or order which would or might:
1.	impose any limitation on, or result in a delay in, the ability of Parent or Acquisition Co. directly or indirectly to acquire or hold or to exercise effectively all or any rights of ownership in respect of shares or other securities (or the equivalent) in the Company or its Subsidiaries or on the ability of Parent directly or indirectly to hold or exercise effectively any rights of ownership in respect of shares or other securities (or the equivalent) in, or to exercise management control over, the Company or any of its Subsidiaries, other than in connection with a Permitted Divestiture (as hereafter defined), or

2.	require Parent, Company or Acquisition Co. to divest any of their respective assets or businesses in connection with the Offer and the Merger or any of the transactions contemplated by the Agreement other than a Permitted Divestiture;”
A new sentence is added at the end of the paragraph following condition (j) of Annex I, Conditions of the Offer, which sentence reads in its entirety as follows:

“The term “Permitted Divestiture” shall mean the divestiture upon terms that are usual and customary with respect to divestitures required by the DOJ, of (i) the Company’s Huntington, West Virginia facility, (ii) the tangible assets used primarily in connection with the Company’s bonded insulated rail joints (assemblies and kits), Thermabond insulated joint kits, polyurethane coat insulated rail joints, end posts, poly gage and tie plates, fiberglass (CyPly) joint kits, plastic insulation joint kits and plastic and canvas insulated gage plates, standard joints, compromise and transition joints, and Weldmate joint bars, and (iii) the Company’s intangible assets used primarily in connection with, or necessary in the production of, the foregoing products; but not including the tangible and intangible assets used in connection with the lubrication and friction management business, the shipping systems division business, the curv bloc business and the car repair business.
     8. Consent to Communication with DOJ. In the event that Parent terminates the Merger Agreement due to the failure of condition (h), as amended hereby, to be satisfied, Parent consents to Company engaging in communications with DOJ regarding discussions which had occurred between Parent and DOJ concerning divestiture of Company’s lines of business.
     9. Miscellaneous.
     (a) Except as specifically amended herein, the Merger Agreement as amended by the First Amendment and all other documents, instruments and agreements executed and/or delivered in connection therewith, shall remain in full force and effect, and are hereby ratified and confirmed.
     (b) This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to any conflicts of laws principles thereto that would call for the application of the laws of another jurisdiction.
     (c) This Amendment may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. Signatures delivered by means of facsimile, “.pdf” or other electronic transmission shall be valid and binding to the same extent as the delivery of original signatures.
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     In Witness Whereof, the parties have caused this Second Amendment to Agreement and Plan of Merger to be executed as of the date first above written.

COMPANY:

PORTEC RAIL PRODUCTS, INC.

By:	/s/ Marshall T. Reynolds

	Its:	Chairman of the Board

PARENT:

L. B. FOSTER COMPANY

By:	/s/ Stan Hasselbusch

	Its:	President and Chief Executive Officer

ACQUISITION CO.:

FOSTER THOMAS COMPANY

By:	/s/ Stan Hasselbusch

	Its:	President and Chief Executive Officer